May 11, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Mitchell Austin, Staff Attorney
Patrick Gilmore, Accounting Branch Chief
Frank Knapp, Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:	Twitter, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-36164

Ladies and Gentlemen:

We are submitting this letter on behalf of Twitter, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on April 13, 2015 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-36164) that was filed with the Commission on March 2, 2015 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 45

1.	We note your disclosures relating to Timeline Views, Timeline Views per Monthly Active User (MAU), and Advertising Revenue Per Timeline. We also note on page 46 that going forward you intend to cease presenting timeline views in future filings. Please address the following:

•	Please describe the alternative metric(s) you anticipate presenting in future filings to explain trends in user engagement and advertising services revenue. Also, please describe your reasons for choosing such metric(s).

•	Please tell us your consideration for presenting advertising services revenue related metrics in terms of both number of advertisers and average revenue per advertiser by each channel and geography. Since you cited these as key drivers of revenue growth during your 4th quarter fiscal 2014 earnings call, the inclusion of these metrics may prove informative to investors if you consider them to be material to investors’ understanding of those key factors impacting current and prospective levels of advertising services revenue.

We refer you to Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that it has included two metrics, changes in ad engagements and changes in cost per ad engagement, on page 25 in the Key Metrics section of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 11, 2015 (the “Form 10-Q”). These metrics are intended to serve as a measure of user engagement and demand, respectively, on the Company’s platform. Ad engagements measure user interactions with the Company’s Promoted Products and include expanding, retweeting, favoriting or replying to a Promoted Tweet, playing an embedded video, downloading a promoted mobile application or opting in to further communications from an advertiser in a Promoted Tweet, following the account that tweets a Promoted Tweet or following a Promoted Account. Therefore, changes in ad engagements indicate trends in user engagement and, in particular, user engagement with ads, which affects revenue. Changes in cost per ad engagements reflect the changes in the average cost per ad engagement in the period discussed.

The Company’s management internally tracks changes in ad engagements and cost per ad engagement on the Twitter platform to monitor trends in user engagement and advertising services revenue and believes these metrics are helpful to investors to understand the same. The Company uses changes in ad engagements and cost per ad engagements to assess drivers for monetization on its platform in its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). In addition, the Company believes the metrics may be a helpful comparison of the Company’s performance against other companies in its market, which also report changes in engagements with advertisements on their platforms.

The Company notes that while it provides a qualitative discussion of the changes to its advertiser base for additional context about growth in revenue, the Company does not manage its business based on the number of advertisers or revenue per advertiser. Therefore, the Company does not believe disclosing the number of advertisers or revenue per advertiser would be material to investors’ understanding of the Company’s advertising services revenue. While having more advertisers bidding on the Company’s Promoted Products can result in increased revenue, disclosing the number of advertisers on the platform is not necessarily indicative of the health of the Company’s advertising services revenue. For example, the Company could gain one large brand advertiser in a period that spends significantly more than all of the new small business advertisers in that same period. In addition, specifically quantifying advertisers for purposes of regular quarterly disclosures would require the Company to undertake new procedures and define counting conventions, which it does not currently do, relating to multiple advertisers working through the same advertising agency and multiple advertising brands that are part of one legal entity or group; providing specific and reliable information regarding the number of advertisers in a timely way at the Company’s scale is not practical.

Results of Operations

Years Ended December 31, 2014, 2013 and 2012

Revenue

Advertising Services, page 52

2.	We note that you generate substantially all of your advertising revenue by selling Promoted Products. Please tell us what consideration you have given to separately quantifying the revenue you generate from each type of Promoted Product that accounts for a material portion of your revenue for each period presented in your financial statements.

The Company respectfully advises the Staff that the Company views the combination of its Promoted Products as an overall solution to build a successful marketing campaign for its advertisers. The Company’s Promoted Products enable its advertisers to promote their brands, products and services, amplify their visibility and reach, and extend the conversation around their advertising message, regardless of the type of Promoted Products the advertisers choose. Management strives to attract advertising budgets, and then allows its advertisers to leverage the entire suite of Promoted Products to effectively achieve their marketing objectives. The Company believes that the evaluation of the overall growth of Promoted Products offers investors better insight to operational effectiveness of the Company, rather than breaking out each Promoted Product separately. Accordingly, the Company has chosen not to separately quantify revenue for each Promoted Product.

Provision (Benefit) for Income Taxes, page 57

3.	We note from the table on page 95 that your foreign pre-tax losses have increased considerably in 2014 and that the foreign rate differential had a significant impact on your effective tax rate. Please tell us what consideration was given to explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that there were no unusual or significant economic events or transactions in fiscal year 2014 that led to the year over year increase in foreign pre-tax losses. The Company believes it has met the disclosure requirements of Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350, as further explained below.

We refer the Staff to page 64 of the Form 10-K disclosures where the Company addresses the impact on the tax provision of different tax rates by jurisdiction:

Our effective tax rates have differed from the statutory rate primarily due to the tax impact of foreign operations, state taxes, certain benefits realized in recording the tax effects of business combinations, and the recording of U.S. valuation allowance. Our future provision for income taxes could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory tax rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations or accounting principles. In addition, we are subject to examination of our income tax returns by tax authorities in the United States and foreign jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

The Company has pursued a strategy to expand its global presence, expand its user base and use of Promoted Products in international markets, making considerable marketing and R&D investments that are shared with international subsidiaries, and it should be noted that, with limited exceptions, tax rates in foreign jurisdictions are lower than that of the U.S. federal statutory rate. We refer the Staff to page 97 of the Form 10-K where the Company indicates that the material jurisdiction in which it operates outside of the U.S. includes Ireland. The impact of the lower foreign rates is quantified in the rate reconciliation on page 96 of the Form 10-K.

Currently, the Company is experiencing losses both in domestic and international tax jurisdictions. In response to the Staff comment, however, the Company acknowledges that an expanded discussion in its MD&A regarding the relationship between the foreign and domestic effective tax rates may provide additional insights into its result of operations in the future periods if the Company’s financial operations show profitability in one or both of the tax jurisdictions. The Company will continue to monitor a need for any additional disclosures.

4.	Also, please explain to us why foreign pre-tax losses increased so significantly in 2014. As part of your response, please tell us about any unusual transactions or new tax planning strategies that contributed to the changes.

The Company respectfully advises the Staff that there were no unusual transactions or new tax planning strategies in fiscal year 2014 that contributed to the increase in foreign pre-tax losses and its recurring foreign operations were not materially affected by any unusual or infrequent events. The Company believes that its disclosures in the Form 10-K adequately described its financial results and the events and factors that affected such results. The increase in foreign losses in fiscal year 2014 compared to the prior year is the result of increased costs associated with the Company’s strategy to expand its global presence as discussed on page 50 of the Form 10-K. In order to support international expansions, the Company put in place additional agreements to share costs with its foreign subsidiaries towards the end of 2013, resulting in its foreign operations bearing additional costs. Additionally, we refer the Staff to pages 18 and 23 of the Form 10-K where the Company discusses the significant operating losses incurred by it to date as it continues to expend financial resources in areas including international expansion efforts, and the challenges and risks faced by the Company in expanding its international operations. The Company expects its costs to increase in the future periods as it continues to expand its international operations. In response to the Staff comment, however, the Company acknowledges that an expanded discussion in its MD&A regarding our international expansion efforts and how that affects our financial results, including its costs, may provide additional insights into its result of operations. The Company will continue to monitor a need for more detailed disclosure.

* * * * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Katharine A. Martin at (650) 565-3522 or the undersigned at (650) 849-3424.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Lisa Stimmell

cc:	Anthony Noto, Twitter, Inc.
Vijaya Gadde, Twitter, Inc.
Sean Edgett, Twitter, Inc.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, Professional Corporation